

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 9, 2009

Mr. Raymond R. Brandstrom
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

Re: **Emeritus Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2008**
**and Documents Incorporated by Reference**
**Filed March 16, 2009**
**File No. 001-14012**

Dear Mr. Brandstrom:

We have reviewed your supplemental response letter dated June 18, 2009 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial condition and Results of Operations

1.  We note your response to our comments one, two and three from our letter dated June 5, 2009.  We also note that the revised disclosure we requested pursuant to those comments is not in the Form 10-Q you filed on June 11, 2009.  Please tell us why this disclosure is not in your Form 10-Q and confirm that the disclosure will be in future filings.

Impairment Loss in Long-Lived Assets, page 37

2.  We note your response to prior comment four.  It is unclear to us why you did not disclose the results of your interim impairment test as of March 31, 2009 in light of the disclosures in the Form 10-K and the fact that you had a significant decline in your stock price which is how you previously tested goodwill for impairment. Further, it is unclear to us why you provided no disclosures of your change in methodology for determining the fair value of your reporting units in such Form 10-Q.  In this regard, we note that the issue was significant enough to warrant consulting with KPMG LLP's national office.

<u>Other, net, page 39</u>

3. We note your response to prior comment five. The construction of new communities appears to be one of your normal operational activities. In this regard, we note from page 6 that one of your business strategies is to develop additional communities. Further we note that if a development is successful these costs would be capitalized as part of the community and amortized or depreciated over the life of the community to operations. Therefore, it is unclear to us why you believe the classification of costs related to operating your business should be classified outside of operating expenses and your income from operations. Please revise or advise.

<u>Net Loss and Property-Related Expense, page 40</u>

4. We reissue prior comment six. Please revise to separately discuss net loss. You should explain in detail the reasons for your net losses. You should not combine your discussion of net losses with your property-related expenses discussion.

<u>1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies</u>

<u>Asset Impairments</u>
<u>b. Goodwill, page F-13</u>

5. We note your response to prior comment seven. It appears that you have only 1 reporting unit which is the entire entity. Addressing paragraphs 350-20-35-33 through 350-20-35-38 and paragraphs 350-20-55-1 through 350-20-55-9 of the FASB Accounting Standards Codification, please tell us in detail how you determined that you have only 1 reporting unit.

6. Further, please explain to us why at October 31, 2007 and 2008 and December 31, 2008 you believe that your market capitalization was the best evidence of fair value of your reporting unit and why you did not further verify your reporting unit's fair value using any other valuation method, yet at March 31, 2009 you determined that further verification or evidence of fair value was necessary since you had a significant decline in your market price and accordingly, you would have failed step 1. Tell us why you believe a change in determining fair value was appropriate and explain how you plan on testing your goodwill for impairment at your next annual impairment test. Do you plan on reverting back to the market capitalization method? Which method is preferable? Tell us why KPMG LLP's national office agreed with your approach.

Deferred Gain on Sale of Communities, page F-15

7.  We note your response to prior comment six regarding leasebacks accounted for as capital leases.  Please tell us whether the deferred gain was offset against the assets under capital lease in the balance sheet.  If not, tell us why not.

4. Acquisitions and Other Significant Transactions, page F-21

8.  We note your response to prior comment 12.  In instances where the lease has a net debit balance and you have recorded a loss, tell us how you determined that there was in fact a loss incurred on that lease.  In other words how did you determine that the term(s) of the transaction indicated that a loss was incurred?  For example, was it an onerous lease?

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Paul Fischer at (202) 551-3415 with any other questions, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director